

TPC PROJECT No. 730-452552
AMENDMENT NO.7

TECHNOLOGY PARTNERSHIPS CANADA

AMENDMENT AGREEMENT

This Agreement made

Between: **HER MAJESTY THE QUEEN IN RIGHT OF CANADA,**
as represented by the Minister of Industry
(hereinafter referred to as the "Minister")

And: **DYNAMOTIVE ENERGY SYSTEMS CORPORATION (formerly DynaMotive Technologies Corporation),** a corporation duly incorporated under the laws of British Columbia, having its head office located at 105-1700 West 75th Avenue, Vancouver, British Columbia
(hereinafter referred to as "the Proponent").

INTRODUCTION

(i) The Minister and proponent entered into a Contribution Agreement dated the 29th day of July, 1997 under the Technology Partnerships Canada Program (the "Contribution Agreement") as amended by Amendment No.1 dated February 2, 1998, Amendment No.2 dated March 11, 1998, Amendment No.3 dated February 26, 2001, Amendment No.4 dated March 29, 2001, Amendment No.5 dated May 23, 2002 and Amendment No.6 dated September 2, 2003;

(ii) The Minister and proponent now wish to amend the Contribution Agreement.

In consideration of their respective obligations set out in the Contribution Agreement, the parties agree to amend the Contribution Agreement as follows:

Canada

1. **Article 1.3 (e)** is deleted and replaced with the following:

   1.3 (e) The Proponent shall ensure that the Project is completed on or before March 31, 2006 (**"Project Completion Date"**), unless otherwise agreed to in writing by the Minister.

2. **Article 5.2 Royalty Period** is deleted and replaced with the following

   5.2 Royalty Period
   The Royalty Period will begin on January 1st, 2005 and will end on the earliest of December 31, 2014 or when a cumulative royalty ceiling of $16,000,000 is reached.

3. **Article 5.3 Royalty Statement and Payments** is deleted and replaced with the following:

   5.3 Royalty Statement and Payments
   The Proponent will provide to the Minister an annual statement of the Gross Business Revenues, certified by the Proponent's Chief Financial Officer, within four (4) months of the end of each Proponent fiscal year (December 31st), together with the related royalty payment. The first statement and related royalty payment must be provided to the Minister by April 30th, 2006 in respect of the fiscal year ending December 31st, 2005, and by April 30th each year thereafter in regard to the previous fiscal year. Payments shall be made by cheque to the order of the Receiver General and sent to the Minister.

4. **Schedule A - Statement of Work** is deleted and replaced with the one attached.

5. **Schedule A - Statement of Work Annex A, Forms A, B, C, D, and E-1 to E-5** are deleted and replaced with the ones attached.

6. **Schedule C - Reporting Requirements, Forms TPC-1, TPC-2, TPC-3 and TPC-4** are deleted and replaced with the ones attached.

All provisions of the Contribution Agreement remain in full force and effect, except as modified by this Amendment Agreement.

File No.: 730-452552

IN WITNESS WHEREOF the parties hereto have executed this Amendment Agreement through duly authorized representatives.

HER MAJESTY THE QUEEN IN RIGHT
OF CANADA, as represented by the Minister of Industry

Per: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯   2004-11- 23
Technology Partnerships Canada (TPC)   Date

Kash Ram, Director, Environmental Technologies Directorate (TPC)

DYNAMOTIVE ENERGY SYSTEMS CORPORATION (formerly DynaMotive
Technologies Corporation)

Per: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯   Nov. 24, 2004
                                  Date

Richard Lin, Chairman, DynaMotive Energy Systems Corp.
Name & Title

File No.: 730-452552

SCHEDULE A — STATEMENT OF WORK

1. Project Description

This project involves the development and demonstration of DynaMotive's fast pyrolysis technology, resulting in the production of up to 70% BioOil, 15-25% char and non-condensable gases for the balance of product. The BioOil product is a liquid fuel, which has 55% by volume of the energy of diesel oil and 40% by weight. It is targeted to form a renewable fuel for turbine engines in particular and has a well defined composition for various feedstocks such as wood, wood & bark mixture or bagasse.

The Project industrial level demonstration plant targets a scale up of DynaMotive's fast pyrolysis process to 200 tons per day continuous process at a wood recycling facility in Ontario where longhorn beetle killed lumber and construction wood waste will be used. The products will be used in DynaMotive's testing/development programs, in district heating, industrial and green house operations replacing fossil fuels.

The production of BioOil and non-condensable gases will form a closed loop system resulting in substantial reduction of fossil fuel usage and elimination of a serious wood waste disposal and pollution problems. BioOil will be tested in pulp mill lime kiln applications and other types of industrial boilers and engines (gas turbine and diesel). The environmental impact of manufacturing BioOil from organic waste to produce electricity results in 100% displacement of an equal energy equivalent of non-renewable fossil fuels such as coal for power generation.

As a result of the demonstration project, DynaMotive will demonstrate the continuous production of BioOil in an industrial setting and test and validate of pyrolysis products as outlined in the Statement of Work details.

The ultimate target market will be for DynaMotive to supply turnkey systems for BioOil production coupled to energy systems driven by renewable organic waste.

To be in a position to exploit DynaMotive's pyrolysis technology amongst other areas, the following is required:

- Scaling and validating the pyrolysis technology to full characterization.
- Testing, validating and demonstrating BioOil and char applications, such as heat and power production.
- Testing, validating and demonstrating BioOil production facilities using wood residues, and potentially agricultural residue streams, in the Canadian Industrial Pilot Program for 200 tons per day.
- Research and development into higher value derivative products based on DynaMotive pyrolysis products as a feedstock.

- Research and development into higher value derivative products based on DynaMotive pyrolysis products as a feedstock.

2. Key Activities

DynaMotive will pursue the following research, development, and testing programs.

a) Pyrolysis Process Research & Development

The BioTherm2 pilot plant (10 tpd) and the BioTherm (2tpd) pilot plants form the foundation of our process technology program. Operation and optimization of these plants provide the knowledge required to scale up the technology, develop production cost projections and expand the scope of feedstock types and compositions that can be reliably and consistently converted into BioOil.

The objectives of the pilot plant operations are:
- Validate and optimize BioOil production using various commercially available feedstock types and compositions including whitewood, bark and hardwoods.
- Refine and validate the production cost assumptions used for projecting economic performance of commercial scale facilities.
- Optimize the performance and capacity of the Biotherm2 (10 tpd) plant to develop the maximum baseline design for subsequent scale ups.
- Produce BioOil and char to support application test programs.

b) BioOil and Char Characterization and Product Testing

BioOil and pyrolysis char are new fuel products produced by DynaMotive's process. In order to effectively market these products full characterization, detailed testing and performance validation for each specific application is required and the results necessary to quantify potential customer benefits and develop confidence in our technology and products. DynaMotive has identified a number of near term applications for BioOil and char and designed development and testing programs targeted at these markets.

The objectives of the product testing programs are to:

- Test and validate the technology required to burn BioOil in industrial boilers (i.e. institutional heating, greenhouses), sawmill lumber drying systems, pulp mill lime kilns, and industrial gas turbines.
- Develop and execute testing programs with leading industrial partners to facilitate development of long-term BioOil sales agreements.
- Test and validate the use of char as a feedstock for charcoal briquette manufacture and facilitate development of long term char sales agreements.

File No.: 730-452552

- Test and validate the use of char as a solid fuel for combustion applications including use as a heat source during BioOil production.

c) Derivative Product Research and Development

The complex chemistry of BioOil and the unique characteristics of pyrolysis char make these products suitable as feedstock for other processes and products. DynaMotive has identified many product areas worthy of further research and development, with three prioritized for investigation over the short term.

Research and development programs are planned for:
- BioOil based resins for various applications including adhesives.
- BioOil based synthesis gasses for reformation into higher value liquid fuels.
- Char based activated carbons for gas/liquid filtering applications.

d) Canadian Industrial Pilot Program (200 tpd)

DynaMotive will develop an industrial pilot plant to be collocated with a wood recycling facility in Ontario. The plant will demonstrate the feasibility of BioOil production from longhorn beetle killed lumber and typical construction wood waste while providing BioOil and char in sufficient volume for full-scale application demonstration programs.

The objectives of the industrial pilot program are:
- Test, validate and optimize the pyrolysis technology at the 200 tpd plant capacity.
- Test and optimize concepts and designs for full integration of BioOil production with forestry residue and wood recycling operations
- Refine and validate the production cost assumptions used for projecting economic performance of large commercial scale facilities.
- Produce BioOil and char to support full-scale application test programs.

3. Project Schedule

Refer to Annex A, Form A.

4. Milestones

Refer to Annex A, Form B.

File No.: 730-452552

5. Cost Breakdown

Current Fiscal Year Cost Breakdown by Major Activities - Refer to Annex A, Form C.

Cost Breakdown by Fiscal Year - Refer to Annex A, Forms D.

6. Other Descriptions

Refer to Annex A, Form E1 - E5.

ANNEX A
FORM A - GANTT CHART
PROPONENT NAME: DYNAMOTIVE ENERGY SYSTEMS CORPORATION   PROJECT NUMBER: 730-452552

Statement of Work Gantt and Milestones

ID	Task Name	Duration	Start	Finish
1	Pyrolysis Process R&D (2&10 tpd)	588 days	Mon 4/2/01	Mon 6/30/03
2	Process optimization on WW	9.9 mons	Mon 4/2/01	Mon 12/31/01
3	Endurance run completed	0 days	Sun 7/1/01	Sun 7/1/01
4	Maximum capacity trial completed	0 days	Thu 11/1/01	Thu 11/1/01
5	Process optimization on bark blends	9.9 mons	Mon 4/2/01	Mon 12/31/01
6	Bark homogenization trials completed	0 days	Tue 1/1/02	Tue 1/1/02
7	Process optimization on hardwood	6.55 mons	Mon 4/1/02	Mon 9/30/02
8	Hardwood characterization completed	0 days	Tue 10/1/02	Tue 10/1/02
9	R&D on other feedstocks	22.85 mons	Mon 10/1/01	Mon 6/30/03
10				
11	BioOil/Char Characterization and Product Testing	720 days?	Mon 4/2/01	Thu 1/1/04
12	BioOil Applications	720 days?	Mon 4/2/01	Thu 1/1/04
13	Gas turbines / diesel engines	697 days?	Mon 4/2/01	Fri 11/28/03
14	Completed BioOil characterization	0 days	Thu 11/1/01	Thu 11/1/01
15	Full-scale turbine tests completed	0 days	Mon 4/1/02	Mon 4/1/02
16	BioOil characterization for diesels completed	0 days	Mon 12/1/03	Mon 12/1/03
17	Industrial boilers	327 days?	Mon 4/2/01	Fri 6/28/02
18	Preliminary boiler testing completed	0 days	Thu 11/1/01	Thu 11/1/01
19	Industrial boiler demonstration completed	0 days	Mon 7/1/02	Mon 7/1/02
20	Sawmill lumber drying kiln	196 days?	Mon 10/1/01	Fri 6/28/02
21	Lumber kiln boiler test completed	0 days	Mon 7/1/02	Mon 7/1/02
22	Pulp mill lime kiln	589 days?	Mon 10/1/01	Wed 12/31/03
23	Lime kiln pilot trials completed	0 days	Mon 11/3/03	Mon 11/3/03
24	Full scale lime kiln trials completed	0 days	Thu 1/1/04	Thu 1/1/04
25	Char Applications	262 days?	Mon 4/2/01	Mon 4/1/02
26	Charcoal briquettes	154 days?	Mon 4/2/01	Wed 10/31/01
27	Prototype briquette trials completed	0 days	Sun 7/1/01	Sun 7/1/01
28	Full scale briquette trials completed	0 days	Thu 11/1/01	Thu 11/1/01
29	Combustion systems	197 days?	Sun 7/1/01	Fri 3/29/02
30	Char combustion for heat validated	0 days	Mon 4/1/02	Mon 4/1/02
31				
32	Derivative Product R&D	546 days?	Mon 10/1/01	Sat 11/1/03
33	Activated carbon	523 days?	Mon 10/1/01	Tue 9/30/03
34	Activated carbon proof of concept	0 days	Fri 3/1/02	Fri 3/1/02
35	Activated carbon pilot trials completed	0 days	Wed 10/1/03	Wed 10/1/03
36	Resins and adhesives	351 days?	Mon 10/1/01	Fri 1/31/03
37	Resins proof of concept completed	0 days	Mon 7/1/02	Mon 7/1/02
38	Resin prototype trials completed	0 days	Sat 2/1/03	Sat 2/1/03
39	Synthesis gas and reformation	546 days?	Mon 10/1/01	Fri 10/31/03
40	Bench scale BioOil reformation optimized	0 days	Sat 11/1/03	Sat 11/1/03
41				
42	Canadian Industrial Pilot Program	1109 days?	Tue 1/1/02	Fri 3/31/06
43	Conceptual design (200 tpd)	130 days?	Tue 1/1/02	Mon 7/1/02
44	Conceptual design completed	0 days	Mon 7/1/02	Mon 7/1/02
45	Engineering, procurement, construction	480 days?	Mon 12/22/03	Fri 10/21/05
46	Engineering and construction completed	0 days	Fri 10/21/05	Fri 10/21/05
47	Commissioning	44 days?	Fri 10/21/05	Wed 12/21/05
48	Commissioning completed / plant operating	0 days	Wed 12/21/05	Wed 12/21/05
49	Operation	80 days?	Mon 12/12/05	Fri 3/31/06


2001
2002
2003
2004
2005
Q1 '01 Q2 '01 Q3 '01 Q4 '01 Q1 '02 Q2 '02 Q3 '02 Q4 '02 Q1 '03 Q2 '03 Q3 '03 Q4 '03 Q1 '04 Q2 '04 Q3 '04 Q4 '04 Q1 '05 Q2 '05 Q3 '05 Q4 '05 Q1 '06 Q2 '06
7/1
11/1
1/1
10/1
11/1
4/1
12/1
11/1
7/1
7/1
11/3
1/1
7/1
11/1
4/1
3/1
10/1
7/1
2/1
11/1
7/1
10/21
12/21

ANNEX A
FORM B - MILESTONES

PROPONENT NAME: DYNAMOTIVE ENERGY SYSTEMS CORPORATION   **PROJECT NUMBER: 730-452552**

	Key Project Milestone	Date
1	Pyrolysis Process R&D (2 & 10 tpd)	
	Endurance run completed	Complete
	Maximum capacity trial completed	Complete
	Bark homogenization trials completed	Complete
	Hardwood characterization completed	Complete
2	BioOil/Char Characterization and Product Testing	
	BioOil Applications	
	Completed BioOil characterization	Complete
	Full-scale turbine tests completed	March 31, 2003
	BioOil characterization for diesels completed	December 01, 2003
	Preliminary boiler testing completed	Complete
	Industrial boiler demonstration completed	Complete
	Lumber kiln boiler test completed	Complete
	Lime kiln pilot trials completed	November 01, 2003
	Full-scale lime kiln demonstration completed	January 01, 2004

ANNEX A
FORM B – MILESTONES (Cont'd)

PROPONENT NAME: DYNAMOTIVE ENERGY SYSTEMS CORPORATION   **PROJECT NUMBER: 730-452552**

	Key Project Milestone	Date
2	BioOil/Char Characterization and Product Testing (Cont'd)	
	Char Applications	
	Prototype briquette trials completed	Complete
	Full-scale briquette trials completed	Complete
	Char combustion for heat validated	Complete
3	Derivative Product R&D	
	Activated carbon proof of concept	Complete
	Activated carbon pilot trials completed	October 01, 2004
	Bench scale BioOil reformation optimized	November 01, 2003
4	Canadian Industrial Pilot Program (200 tpd) [1]	
	Conceptual design completed	Complete
	Detailed Engineering completed	January 3, 2005
	Construction completed	October 21, 2005
	Commissioning completed / plant operating	December 21, 2005

Notes:
1. Plant capacity expressed in tons of unprocessed feedstock per day

ANNEX A

FORM C – CURRENT FISCAL YEAR COST BREAKDOWN BY MAJOR ACTIVITIES FOR FISCALYEAR 2004-2005:

PROPONENT NAME: DYNAMOTIVE ENERGY SYSTEMS CORPORATION   PROJECT NUMBER: 730-452552

ESTIMATED ELIGIBLE COSTS ($)

DESCRIPTION OF ACTIVITY[1]	Direct Labour Costs	Direct Materials	Subcontracts and Consultants	Equipment	Overhead (65% of Direct Labour)	Other Costs	Total
1.Pilot Plant Operations	-	56,000	-		-	6,000	62,000
2.BioOil & Char Characterization	-	-	7,536	-	-	-	7,536
3.Derivative Products R&D	55,156	1,915	259,072	95,000	35,851	7,104	454,098
4.Canadian Industrial Pilot Program (200 tpd)	732,193	6,433	1,232,091	5,303,052	475,925	939	7,750,633
Total	787,349	64,348	1,498,699	5,398,052	511,776	14,043	8,274,267

Notes:

1. Key Project Activities are enumerated and described in the SOW.

File No. 730-452552

ANNEX A
FORM D - COST BREAKDOWN BY FISCAL YEAR

PROPONENT NAME: DYNAMOTIVE ENERGY SYSTEMS CORPORATION   PROJECT NUMBER: 730-452552

ESTIMATED ELIGIBLE COSTS ($)

Federal Fiscal Year (Ending March 31)	Direct Labour	Direct Materials	Subcontracts and Consultants	Equipment	Overhead (65% of DL after April 2001)	Other Costs	Sub-Total	Less: non-supported costs	Total Eligible Costs
1997-2001	3,642,222	328,061	1,865,215	1,313,689	379,765	405,092	7,934,044		7,934,044
2001-2002	116,339	128,899	466,368	(111,095)	75,621	(5,808)	670,324		670,324
2002-2003	538,112	71,049	272,050	546,161	349,772	(157,553)	1,619,591		1,619,591
2003-2004	410,360	36,219	103,840	2,091,432	266,737	27,155	2,935,743		2,935,743
2004-2005	787,349	64,348	1,498,699	5,398,052	511,776	14,043	8,274,267		8,274,267
2005-2006	214,991	1,200	497,131	3,837,317	139,744	5,000	4,695,383	3,870,446	824,937
Total	5,709,373	629,776	4,703,303	13,075,556	1,723,415	287,929	26,129,352	3,870,446	22,258,906

The above cost breakdown includes all estimated direct costs and associated overhead costs for the Project. For claim purposes, these costs will be determined in accordance with the Costing Memorandum (Schedule B of origin
Agreement). All claims for the period after April 1st, 2001 will use the overhead proxy method, calculated at 65% of the salaries and wages of employees directly engaged in the Project, as defined in the Canada Customs and Reven
Agency policy on Scientific Research and Development.

File No. 730-452552

ANNEX A

FORM E 1 - PROJECT LOCATION AND COSTS

PROPONENT NAME: DYNAMOTIVE ENERGY SYSTEMS CORPORATION

PROJECT NUMBER: 730-452552

Project Location	Start Period (Fiscal Year and Quarter)	Work Performed	Costs ($)
Various locations in Canada	FY 1997 Q1	BioTherm Development	22,258,906
Total			$22,258,906

Note: Government fiscal year runs April 1 - March 31. Q1 refers to April 1 – June 30.

File No. 730-452552

ANNEX A
FORM E-2 - EQUIPMENT COST BREAKDOWN

PROPONENT NAME: DYNAMOTIVE ENERGY SYSTEMS CORPORATION

PROJECT NUMBER: 730-452552

Equipment Description	Planned Acquisition Period (Fiscal Year and Quarter)	Estimated Costs ($)	Less: Non-Supported Costs ($)	Total ($)
1. 2 & 10 tpd BioTherm pilot plant equipment	FY 1997 Q1 to 2002 Q3	1,202,594		1,202,594
2. Canadian industrial demo plant (200 tpd)	FY 2002 Q3 to 2005 Q1	11,777,962	3,086,977	8,690,985
3. Derivative product testing equipment	FY 2003 Q3 to 2005 Q1	95,000	76,158	18,842
Total		13,075,556	3,163,135	$ 9,912,421

Note:

1) Government fiscal year runs April 1 - March 31. Q1 refers to April 1 – June 30.

File No. 730-452552

ANNEX A

FORM E-3 - MATERIALS COST BREAKDOWN

PROPONENT NAME: DYNAMOTIVE ENERGY SYSTEMS CORPORATION

PROJECT NUMBER: 730-452552

Materials Description	Planned Acquisition Period (Fiscal Year and Quarter)	Estimated Costs ($)	Less: Non-Supported Costs ($)	Total ($)
1.BioTherm Operations 2 & 10 tpd	FY 1998 Q1 to FY 2004 Q4	391,515		391,515
2.BioOil & char testing	FY 2001 Q1 to FY 2003 Q3	86,658		86,658
3.Derivative products	FY 2001 Q3 to FY 2005 Q1	145,169	24	145,145
4. Canadian industrial demo plant (200 tpd)	FY 2002 Q1 to FY 2005 Q1	6,433	965	5,468
Total		$ 629,776	$ 989	$ 1,287,530

Note: Government fiscal year runs April 1 - March 31. Q1 refers to April 1 – June 30.

File No. 730-452552

ANNEX A

FORM E-4 - SUB-CONTRACT COST BREAKDOWN

PROPONENT NAME: DYNAMOTIVE ENERGY SYSTEMS CORPORATION

PROJECT NUMBER: 730-452552

Sub-contracts	Anticipated Contractor(s) (non-exhaustive)	Planned Period (Fiscal Year and Quarter)	Estimated Costs ($)	Less: Non-Supported Costs ($)	Total ($)
1. Pilot plant 2 & 10 tpd	Megatherm, Tecna, S&W	Q1-1997 to Q3-2002	971,144		971,144
2. Research & development		Q1-1997 to Q1-2005	1,900,158	9,866	1,890,292
3. Canadian industrial demo plant sub-contracts (200 tpd)	UBC, BCRI, RTI, U.SASK UMA, Harper, Ramsey, Tecna	Q1-2002 to Q1-2005	1,832,001	399,923	1,432,078
Total			$ 4,703,303	$ 409,789	$ 4,293,514

Note:

(1) Government fiscal year runs April 1 - March 31. Q1 refers to April 1 – June 30.

(2) Subcontract costs are technical in nature and incurred in Canada except where expertise is unavailable.

File No. 730-452552

ANNEX A

FORM E-5 – OTHER COSTS BREAKDOWN

PROPONENT NAME: DYNAMOTIVE ENERGY SYSTEMS CORPORATION

PROJECT NUMBER: 730-452552

Other Costs	Start Period (Fiscal Year and Quarter)	Estimated Costs ($)	Less: Non-Supported Costs ($)	Total ($)
Pilot plant operation (2 & 10 tpd)	Q1-1997 to Q3-2002	208,547	-	208,547
Product development and research related travel costs	Q1-1997 to Q3-2003	96,864	99	96,765
Patents and Intellectual Properties protection costs	Q1-1997 to Q3-2003	94,470	-	94,470
Canadian industrial demo plant related travel costs (200 tpd)	Q1 2002 to Q1-2005	(111,952)	4,022	(115,974)
Total		$ 287,929	$ 4,121	$ 283,808

Note: Government fiscal year runs April 1 - March 31. Q1 refers to April 1 – June 30.

File No. 730-452552

FORM TPC - 1

REPORT ON ESTIMATED & ACTUAL REPAYMENTS TO THE MINISTER

PROPONENT: DYNAMOTIVE ENERGY SYSTEMS CORPORATION

PROJECT NO.: 730-452552

1	2	3	4
YEAR ENDING (Dec. 31)	ESTIMATED PAYMENT (in $000)	ACTUAL PAYMENT (in $000)	DUE DATE (April 30)
2005	26		2006
2006	82		2007
2007	303		2008
2008	801		2009
2009	1,688		2010
2010	2,583		2011
2011	3,527		2012
2012	4,411		2013
2013	2,579		2014
2014	0.0		2015
Total	16,000		

SIGNATURE OF AUTHORIZED OFFICER: _____

REPORT DATE: __August 25, 2004__

The Proponent certifies that the initial repayment projections provided at the time of the Agreement, and as may be revised from time to time per the requirements of Schedule 5, represent reasonable estimates of the repayments that the Minister can expect from this Project, as they could be determined at any particular time. The Minister recognizes that those estimates may vary through time, due to factors over which the Proponent has little or no control.

File No.: 730-452552

FORM TPC - 2

REPORT ON JOB CREATION AND MAINTENANCE

PROPONENT: DYNAMOTIVE ENERGY SYSTEMS CORPORATION

PROJECT NO.: 7301-452552

GENERAL INSTRUCTIONS

The intent of this schedule is to identify the number of PYs expended on Project related activities during any one year of the duration of the Agreement, according to category of employment. Both part-time and full-time employees should be claimed, as employment of all types represents a Project benefit. Part-time work should be converted into PY units on the basis normally used by the Proponent provided it is between 1800 and 2000 hours of work paid in a given year.

1. Data is to be provided based on a 52 week calendar year and should be expressed in PY units.

2. Direct PYs are to be counted. The term "direct PY" relates to the work performed in Canada by employees of the proponent. Only those direct PYs which result from the project are to be counted. Work performed outside of Canada by Canadian employees is not to be included except for eligible activities performed as part of the Statement of Work during the Work Phase. Reported PYs may be performed by existing staff or by new hires. These PYs are normally located in the Proponent's facility and involve an eligible operation or activity supported by the industrial assistance program. During the Benefits Phase, these PYs normally pertain to production/distribution activities associated with the supported facility, product or processes of the proponent.

3. Indirect PYs refer to work performed in Canada as a result of the project by employees who are not employed by the Proponent, and normally at a location other than the Proponent's facility. Apart from the following two exceptions, indirect PYs are never to be included in the PY count:

   1) Sub-contracted PYs in the Work phase of R&D/innovation projects are included in the PY count, provided that the related activity is explicitly set out in the Statement of Work in the Contribution Agreement.

   2) Benefit phase production PYs of related entities to the Proponent are included in the PY count, provided that the Contribution Agreement explicitly includes PY reporting requirements on the parties concerned and provides the Minister access to the related facilities for monitoring purposes.

4. Reporting during the Work phase requires a yearly breakdown by category of employment. Reporting during the Benefits phase requires the <u>average</u> number of PYs during this phase by category of employment.

File No.: 730-452552

PART 1 : WORK PHASE - Data compiled as of : August 25, 2004

	CATEGORY OF EMPLOYMENT		TOTAL NUMBER OF PERSON YEARS	
			ESTIMATE	ACTUAL
A|	KNOWLEDGE-BASED (SCIENCE, ENGINEERING & TECHNICAL)	Yr 1 ending 12/31/2000	9	7
		Yr 2 ending 12/31/2001	17	17
		Yr 3 ending 12/31/2002	10	10
		Yr 4 ending 12/31/2003	6	6
		Yr 5 ending 12/31/2004	8	
B|	MANAGEMENT & ADMINISTRATION	Yr 1 ending 12/31/2000	6	6
		Yr 2 ending 12/31/2001	8	8
		Yr 3 ending 12/31/2002	7	7
		Yr 4 ending 12/31/2003	8	6
		Yr 5 ending 12/31/2004	10	
C|	SUB-CONTRACTED WORK	Yr 1 ending 12/31/2000	4	4
		Yr 2 ending 12/31/2001	9	9
		Yr 3 ending 12/31/2002	3	3
		Yr 4 ending 12/31/2003	4	3
		Yr 5 ending 12/31/2004	3	
	TOTAL	Yr 1 ending 12/31/2000	19	17
		Yr 2 ending 12/31/2001	34	34
		Yr 3 ending 12/31/2002	20	20
		Yr 4 ending 12/31/2003	18	15
		Yr 5 ending 12/31/2004	21	

PART 2 - BENEFIT PHASE - Data compiled as of : August 25, 2004

	CATEGORY OF EMPLOYMENT	NUMBER OF PERSON YEARS	
		ESTIMATED AVERAGE NUMBER OF PERSON YEARS FOR DURATION OF BENEFIT PHASE (per year)	ACTUAL PERSON YEARS FOR REPORTING PERIOD
A|	KNOWLEDGE-BASED (SCIENCE, ENGINEERING &TECHNICAL)	23	
B|	GENERAL PRODUCTION		
C|	MANAGEMENT, ADMINISTRATION, MARKETING, SALES & SUPPORT	29	
	TOTAL	52	

SIGNATURE OF AUTHORIZED OFFICER: _____

REPORT DATE: August 25, 2004

The Proponent certifies that the initial employment projections presented at the time of the Agreement, and as may be revised from time to time per the requirements of Schedule 5, represent reasonable estimates of the employment benefits that the Minister can expect from this Project, as they could be determined at any particular time. The Minister recognizes that those estimates may vary through time, due to factors over which the Proponent has little or no control.

File No.: 730-452552

FORM TPC - 3

REPORT ON OTHER REPRESENTATIONS & EXPECTED RESULTS

PROPONENT: DYNAMOTIVE ENERGY SYSTEMS CORPORATION

PROJECT NO.: 730-452552

Other representations and expected results include:

(1) PATENTS: [are there any patents that are expected to result from the development work of the Project]

(2) ACQUISITION OF TECHNOLOGY: [is the Proponent planning to acquire intellectual property rights, technology, or know-how essential to the success of the Project]

(3) CORPORATE MANDATES: [specify any new or enhanced mandates expected]

(4) OTHER SIGNIFICANT REPRESENTATIONS/EXPECTED RESULTS: [strategic alliances or partnerships, new applications of technology, technology diffusion, etc.]

DESCRIPTION OF EXPECTED RESULT/ REPRESENTATION	PLANNED / REVISED DATE	STATUS / ACTUAL DATE
1. New patents are being developed to protect knowledge gained from the R&D activities and pilot plant operation.	Q3 2004	
2. The Company acquired worldwide rights to its core BioTherm, BioOil production technology		February 2000
3. The Company's immediate focus is commercialization of its pyrolysis technology instead of derivative products from the BioOil.		Q3/99
4. The Company intend to expand its partnership based with energy and forestry companies, diesel engine manufacturing and char and activated carbon processors.	Q2 2004 – Q1 2005	Q1/2000; Q1/2001

SIGNATURE OF AUTHORIZED OFFICER: _____

REPORT DATE: August 25, 2004

The Proponent certifies that the initial projections presented at the time of the Agreement, and as may be revised from time to time per the requirements of Schedule 5, represent reasonable estimates of the benefits that the Minister can expect from this Project, as they could be determined at any particular time. The Minister recognizes that those estimates may vary through time, due to factors over which the Proponent has little or no control.

File No.: 730-452552

FORM TPC - 4

REPORT ON INVESTMENT LEVERAGE

PROPONENT: DYNAMOTIVE ENERGY SYSTEMS CORPORATION

PROJECT NO.: 730-452552

This form estimates all costs incurred in Canada and investment that may be leveraged by TPC funds. These include:

1 ELIGIBLE SUPPORTED COSTS: Those costs incurred by the Proponent and towards which TPC provides financial support.

2 OTHER PROJECT RELATED COSTS (INCLUDING POST WORK PHASE INVESTMENT): Other non-recurring costs incurred in Canada that are directly related to the project. This would include items such as cost overruns but would not include costs prior to the date indicated in Article 4.2. For example, a project may include capital costs (for land and building) that are not eligible for TPC support, but which the company will incur directly related to the project.

Post work phase investment refers to any additional non-recurring, post work phase, project related investment in Canada by the Proponent (e.g. non-recurring related to production facilities, marketing and distribution activities, etc...). For example, a company may have to build new production lines, or create a new marketing team, or establish a new distribution line/network for the resulting product/technology.

3 OTHER INVESTMENT: Other investment unrelated to the specific project but included in the contractual commitments made by the Proponent. For example, a company may commit to construction of a building as a condition of receiving a TPC investment, although the building is not directly part of the project.

ESTIMATES ($ 000)				ACTUAL ($ 000)		
(1) Year (Ending Mar. 31)	(2) Eligible Supported Costs	(3) Other Project Related Costs	(4) Other Investment	(1) Eligible Supported Costs	(2) Other Project Related Costs	(3) Other Investment
1997-2001	7,934			7,934		
2001/2002	670			670		
2002/2003	1,620			1,620		
2003/2004	2,936			2,936		
2004/2005	8,274					
2005/2006	825	3,870				

SIGNATURE OF AUTHORIZED OFFICER: _____

REPORT DATE: August 25, 2004

The Proponent certifies that the initial projections presented at the time of the Agreement, and as may be revised from time to time per the requirements of Schedule 5, represent reasonable estimates of the benefits that the Minister can expect from this Project, as they could be determined at any particular time. The Minister recognizes that those estimates may vary through time, due to factors over which the Proponent has little or no control.

File No.: 730-452552

FORM TPC – 5

REPORT ON SUSTAINABLE DEVELOPMENT BENEFITS

PROPONENT:DYNAMOTIVE ENERGY SYSTEMS CORPORATION

PROJECT NO.: 730-452552

On a full life cycle basis (from design through manufacture/ operation and decommissioning or disposal/recycling), the technologies that are to be developed during the course of the R&D project are expected to provided the following downstream Sustainable Development benefits (over existing industrial practices) as they are incorporated in the commercial activities of the firm.

Benefits	Significant	Moderate	Minor/ None
Reduced energy consumption (i.e. efficiency of use) or increase energy production through sustainable means (i.e., efficiency of generation)		X	
Increased supply of energy from renewable sources	X		
Reduced water consumption or increased supply of clean water			X
Reduced consumption of raw material or manufactured materials (reduce material intensity)			X
Reduced production and/or release of pollutant species of any kind to the atmosphere	X		
Reduced production and/or release of pollutant species of any kind to receiving waters			X
Reduced production and/or disposal of solid wastes to the land	X		
Reduced usage and/or production and/or disposal of hazardous toxic substances			X
Remediation or rehabilitation of contaminated land or water			X

SIGNATURE OF AUTHORIZED OFFICER: _____

REPORT DATE: August 25, 2004